May 14, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Summit Financial Group, Inc.
        Registration Statement on Form S-3
        File No. 333-255715

Ladies and Gentlemen:

Summit Financial Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective at 5:30 p.m., Washington, D.C. time, on Tuesday, May 18, 2021, or as soon thereafter as practicable.

The Company acknowledges that:

•should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•the Company may not assert the staff’s comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

/s/ H. Charles Maddy, III
H. Charles Maddy, III
President and Chief Executive Officer
cc:    Sandra M. Murphy, Esq.